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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             --------------------

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*




                             i2 Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  465754 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 ---------------

Check the following box if a fee is being paid with this statement [X]. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (CONTINUED ON FOLLOWING PAGE(S))

                                 (Page 1 of 7)

---------------------                                                -----------
CUSIP NO. 465754 10 9                13G                             Page 2 of 7
---------------------                                                -----------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  KANNA N. SHARMA
                  (SS# ###-##-####)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)[ ]  (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

--------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
                                             950,000 SHARES OF COMMON STOCK

                               -------------------------------------------------
                               6      SHARED VOTING POWER
         NUMBER                              3,000,000 SHARES OF COMMON STOCK,
           OF                                INCLUDING 2,000,000 SHARES HELD
         SHARES                              DIRECTLY BY THE K-B SHARMA LIMITED
      BENEFICIALLY                           PARTNERSHIP OF WHICH MR. SHARMA IS
        OWNED BY                             THE PRESIDENT OF THE GENERAL
       REPORTING                             PARTNER, SHARMA MANAGEMENT, L.L.C.,
         PERSON                              AND 1,000,000 SHARES HELD BY MR.
          WITH                               SHARMA'S SPOUSE.

                               -------------------------------------------------
                               7      SOLE DISPOSITIVE POWER
                                             950,000 SHARES OF COMMON STOCK

                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                             3,000,000 SHARES OF COMMON STOCK,
                                             INCLUDING 2,000,000 SHARES HELD
                                             DIRECTLY BY THE K-B SHARMA LIMITED
                                             PARTNERSHIP OF WHICH MR. SHARMA IS
                                             THE PRESIDENT OF THE GENERAL
                                             PARTNER, SHARMA MANAGEMENT, L.L.C.,
                                             AND 1,000,000 SHARES HELD BY MR.
                                             SHARMA'S SPOUSE.

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,950,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  16.0% AS OF DECEMBER 31, 1996

--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
                  IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                                -----------
CUSIP NO. 465754 10 9                13G                             Page 3 of 7
---------------------                                                -----------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  THE K-B SHARMA LIMITED PARTNERSHIP
                  (IRS# 75-2645556)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)[ ]   (b) [x]

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                  TEXAS

--------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
                                             2,000,000 SHARES OF COMMON STOCK
                                             MANAGED BY A GENERAL PARTNER,
            NUMBER                           SHARMA MANAGEMENT, L.L.C. OF WHICH
              OF                             MR. KANNA N. SHARMA IS THE
            SHARES                           PRESIDENT
         BENEFICIALLY          -------------------------------------------------
           OWNED BY            6      SHARED VOTING POWER
          REPORTING                          SEE RESPONSE TO ROW 5
            PERSON
             WITH              -------------------------------------------------
                               7      SOLE DISPOSITIVE POWER
                                             2,000,000 SHARES OF COMMON STOCK
                                             MANAGED BY A GENERAL PARTNER,
                                             SHARMA MANAGEMENT, L.L.C. OF WHICH
                                             MR. KANNA N. SHARMA IS THE
                                             PRESIDENT

                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                             SEE RESPONSE TO ROW 7

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  8.1% AS OF DECEMBER 31, 1996

--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
                  PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 465754 10 9                  13G                           Page 4 of 7

ITEM 1(a)     NAME OF ISSUER:

              i2 Technologies, Inc.


ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              909 E. Las Colinas Blvd., 16th Floor, Irving, TX 75039




ITEM 2(a)     NAME OF PERSON FILING:

              This statement is filed by Kanna N. Sharma(1) and The K-B Sharma

              Limited Partnership sometimes referred to collectively as the Sharma Reporting Group.

              The Sharma Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each Reporting Person expressly disclaims any assertion or presumption that it and the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit 1 hereto should not be construed to be an admission that any of the Sharma Reporting Group is a member of a "group" consisting of one or more persons.


ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              909 E. Las Colinas Blvd., 16th Floor, Irving, TX 75039


ITEM 2(c)     CITIZENSHIP:

              Mr. Sharma is a United States citizen, and The K-B Sharma Limited Partnership has its principal place of business in Texas.


ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock


ITEM 2(e)     CUSIP NUMBER:

              465754 10 9


--------------------

        (1) Mr. Sharma is the Vice-Chairman of the Board, Executive Vice-President and Secretary of the Issuer.

CUSIP NO. 465754 10 9                  13G                           Page 5 of 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

              This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: See Row 9 of cover page for each entity.

              (b) Percent of Class: See Row 11 of cover page for each entity.

              (c)    Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: See Row 5 of cover page for each entity.

                     (ii) shared power to vote or to direct the vote: See Row 6 of cover page for each entity.

                     (iii) sole power to dispose or to direct the disposition of: See Row 7 of cover page for each entity.

                     (iv) shared power to dispose or to direct the disposition of: See Row 8 of cover page for each entity.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable

CUSIP NO. 465754 10 9                  13G                           Page 6 of 7

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              The Sharma Reporting Group may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, although each Reporting Person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a "group." The filing of this statement should not be construed to be an admission that any of the Sharma Reporting Group is a member of a "group" consisting of one or more persons.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 465754 10 9                  13G                           Page 7 of 7

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997



                                         /s/  KANNA N. SHARMA
                                         --------------------------------
                                         Kanna N. Sharma


                                         THE K-B SHARMA LIMITED PARTNERSHIP

                                         By:    SHARMA MANAGEMENT, L.L.C,
                                                its General Partner


                                         By: /s/ KANNA N. SHARMA
                                             ----------------------------
                                             Kanna N. Sharma, President

CUSIP NO. 465754 10 9                  13G

                                   Exhibit 1

                       AGREEMENT RELATING TO JOINT FILING
                                OF SCHEDULE 13G



              The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of i2 Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.


Dated: February 13, 1997



                                         /s/  KANNA N. SHARMA
                                         --------------------------------
                                         Kanna N. Sharma


                                         THE K-B SHARMA LIMITED PARTNERSHIP

                                         By:    SHARMA MANAGEMENT, L.L.C,
                                                its General Partner


                                         By: /s/ KANNA N. SHARMA
                                             ----------------------------
                                             Kanna N. Sharma, President